Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore announces conversion of secured subordinated notes and additional equity proceeds of $1,320,000 from the exercise of warrants

     TORONTO, March 3 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management technology solutions, announced today that the holders of its Convertible Series (M) Debenture have converted $660,000 out of a total $678,000 debentures and exercised a total of
13,200,000 common shares purchase warrants into equity out of a possible
13,560,000 warrants, for total proceeds of $1,320,000. As per the terms of the debenture, the remaining warrant options have expired.
     "We are very encouraged to have received a strong vote of confidence from our investors in these challenging financial markets. This demonstrates their belief in our direction, our business plan and our management team," said
Duncan Copeland, CEO of the Company. "This infusion of capital from the exercising of warrants will help fund our continued growth objectives with GE and beyond," he added.
     In reference to the terms of the series (M) agreement, holders were entitled to convert the Series (M) debentures at any time during the five-year term into units priced at $0.05. Each unit consists of one common share and one common share purchase warrant. Each warrant can be converted into a common share at the exercise price of $0.10 at any time prior to the earlier of the maturity date of the debentures or upon a 20-day notice issued by the Company confirming that the closing price of its shares on the TSX was $0.20 or above for 10 consecutive trading days.
     The above transaction resulted in the Company issuing 26,400,000 common shares in the capital of the Company, comprising of 13,200,000 common shares from the conversion of series (M) debenture and 13,200,000 common shares from the exercising of the associated warrants.
     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:30e 03-MAR-09